Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
29 October 2007
Results for the Quarter and
and Six Months ended 30 September 2007
Mumbai, 29 October 2007: Sterlite Industries (India) Limited today announced its results for the second quarter (“Q2”) and half year ended (“H1”) ended 30 September 2007.
Highlights
■ Highest ever quarterly production volumes across aluminium, copper and zinc operations
■ Chanderiya zinc smelter expansion expected to be commissioned by December 2007, ahead of schedule by three months
Unaudited Consolidated Financial Highlights
(In Rupees Crore, except as stated)

	Quarter ended 30 September		Change	Six months ended 30 September		Change
	2007	2006	%	2007	2006	%
Net Sales/Income from operations	6,567	6,718	(2%)	12,706	11,321	11%
EBITDA	2,289	2,686	(15%)	4,795	4,671	3%
EBITDA Margin	35%	40%	—	38%	41%
Interest and financial charges	64	117	(45%)	159	206	(23%)
Depreciation	205	187	10%	408	371	10%
Exceptional items	—	136	NA	—	148	NA
Income taxes	446	686	(35%)	971	1,165	(17%)
Net Profit After Tax	1,574	1,560	1%	3,257	2,781	17%
Minority Interests	491	489	—	1031	831	24%
Attributable Profit	1,083	1,071	1%	2,226	1,950	14%
Diluted Earnings Per Share (Rs.)	15.28	19.18	(20%)	34.71	34.91	(1%)

Production (’000 tonnes)
Copper
Mined metal content	8	7	14%	15	15	—
Cathode	91	80	14%	172	137	26%
Aluminium	90	69	30%	178	136	31%
Zinc
Mined metal content	143	124	15%	278	256	9%
Refined zinc	94	78	21%	187	161	16%
Performance Summary
Production volumes for the Aluminium, Zinc and Copper Businesses during H1 were significantly higher than in the corresponding six months of the previous year, primarily due to the full production from the new Korba smelter, the ramp up of the Tuticorin smelter and the stabilization of the Chanderiya smelter.

Sterlite Industries (India) Limited
Indian GAAP Financial Results for the Quarter and Six Months Ended 30 September 2007

The 170,000 tpa zinc hydro smelter expansion at Chanderiya is ahead of schedule by three months and is now expected to be commissioned by December 2007. The other expansion projects are all progressing well and are on track for completion on schedule.
Consolidated net sales and EBITDA were Rs. 6,567 crore and 2,289 crore in Q2. While volumes in Q2 increased significantly, consolidated net sales and EBITDA were lower compared with the corresponding prior quarter because of the sharp appreciation of the Indian rupee against the US dollar as well as lower TcRc realisation.
The segment-wise performance is briefly discussed below.
Copper Business
The Tuticorin smelter recorded its highest ever quarterly production of copper cathode of 91,000 tonnes, an increase of 14% compared with the corresponding prior quarter. Mined metal production at the Australian mines was consistent, with an output of 8,000 tonnes in Q2.
Sterlite continues its efforts to increase the value added copper rod production and recorded its highest quarterly production of 56,000 tonnes in Q2. Q2 revenues were Rs. 3,537 crore compared with Rs. 3,307 crore in the corresponding prior quarter. The increase in revenue was primarily on account of a significant increase in production volumes.
TcRc realisation in Q2 was 18.1 USc/lb compared with 33.7 USc/lb in the corresponding prior period. We expect TcRc realisations to further soften through the rest of the year, in line with the market.
EBITDA for Q2 was Rs. 401 crore compared with Rs. 503 crore in the corresponding prior quarter. The decrease in profitability was primarily on account of lower TcRc realisations in line with market trends and the sharp appreciation of the Indian rupee.
Aluminium Business
The Korba smelters produced 90,000 tonnes of metal in Q2, an increase of 30% compared with the corresponding prior quarter. During the quarter, the smelters produced higher than their rated capacity as a result of ongoing improvement initiatives.
Q2 revenues were Rs. 1,046 crore compared with Rs. 969 crore in the corresponding prior quarter. The increase in revenue was primarily on account of higher production volumes, offset by the appreciation of the Indian rupee.
EBITDA for Q2 was Rs. 326 crore compared with Rs. 264 crore in the corresponding prior quarter. The increase in profitability was primarily a result of an increase in production volumes from BALCO’s new Korba plant, lower alumina sourcing costs, and achieved operational efficiencies, offset by an appreciation in the Indian rupee.
BALCO received the first batch of calcined alumina from Vedanta Aluminium Limited’s Lanjigarh alumina refinery in the month of August 2007.

Sterlite Industries (India) Limited
Indian GAAP Financial Results for the Quarter and Six Months Ended 30 September 2007

Zinc Business
Mined metal production was highest ever at 143,000 tonnes in Q2, an increase of 15% compared with the corresponding prior quarter. Refined zinc production was 94,000 tonnes in Q2, an increase of 21% over the corresponding prior quarter.
Sales in Q2 included the sales of 95,000 dry metric tonnes of zinc and lead concentrate compared with 119,000 dry metric tonnes of zinc and lead concentrate in the corresponding prior quarter.
Revenues and EBITDA in Q2 were Rs. 1,984 crore and Rs. 1,562 crore compared with Rs. 2,442 crore and Rs. 1,919 crore, respectively in the corresponding prior quarter. The decreases in revenue were on account of the sharp appreciation of the India rupee and lower concentrate sales and realisations thereof.
Work on the new 170,000 tpa Chanderiya hydro smelter is in the final stages of completion with expected commissioning by December 2007, about three months ahead of our earlier announced schedule of early 2008. The 88,000 tonnes per annum de-bottlenecking project and associated captive power plant is also progressing as scheduled.
We have placed turnkey contracts for 148.8MW of wind power plants of which 63.2 MW has been successfully commissioned as of 30 September 2007 while work on the balance is on schedule for progressive commissioning by March 2008.
Commercial Energy Business
Work on the 2400 MW (4X600 MW) coal based Independent thermal power plant has commenced. An EPC contract has been released and work is in full swing. Overall the project is on schedule for progressive commissioning from late 2009 as announced earlier.
Interest and Financial Charges
Interest and financial charges were Rs. 64 crore in Q2 compared with Rs. 117 crore in the corresponding prior quarter primarily due to repayment of foreign currency loans and an overall reduction in borrowings.
Depreciation
Depreciation was Rs. 205 crore in Q2 compared with Rs. 187 crore in the corresponding prior quarter primarily due to an increase in asset capitalizations.
Income Taxes
Income taxes were Rs. 446 crore in Q2 compared with Rs. 686 crore in the corresponding prior quarter primarily due to the result of various initiatives undertaken by us as well as the write back of excess tax provisions of earlier years no longer required.

Sterlite Industries (India) Limited
Indian GAAP Financial Results for the Quarter and Six Months Ended 30 September 2007

Minority Interests
Minority interests in Q2 were Rs. 491 crore in line with Rs. 489 crore in the corresponding prior quarter.
Attributable Profit
As a result of the foregoing reasons, attributable profit for Q2 was Rs. 1083 crore, a marginal increase compared with the corresponding prior quarter.
Awards and Recognition
During the quarter, Hindustan Zinc Limited won the prestigious Golden Peacock award for Excellence in Corporate Governance at the Eighth International Conference on Corporate Governance held in London. The award was given for meeting legal, financial, social and environmental commitments.
For further information, please contact:

Sumanth Cidambi Associate Director — Investor Relations Sterlite Industries (India) Limited	sumanth.cidambi@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja Manager — Investor Relations Sterlite Industries (India) Limited	Sheetal.khanduja@vedanta.co.in Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company recently entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Sterlite Industries believes that the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. These statements may involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties are more fully described in the section entitled “Risk Factors” in our registration statement on Form F-1 and in other reports and periodic filings made from time to time with the Securities and Exchange Commission. These filings are available at www.sec.gov. Sterlite Industries may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. Sterlite Industries does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of Sterlite Industries, whether as a result of new information, future events or otherwise.